No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

English translation of Notice of Resolution by the Board of Directors Concerning Distribution of Surplus (Quarterly Dividends) and Revision of Dividend Forecast for Fiscal 2008

Exhibit 2:

English translation of Notice Concerning Application to Delist From Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Securities Exchange

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: October 25, 2007

[Translation]

October 25, 2007

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takeo Fukui
President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Revision of Dividend Forecast for Fiscal 2008

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on October 25, 2007, resolved to make a distribution of surplus (quarterly dividends) the record date of which is September 30, 2007, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2008 as follows.

Particulars

1.	Details of Distribution of Surplus (Quarterly Dividends)

	Details of Dividends Resolved to be Distributed	Latest Dividends Forecast (Announced on July 25, 2007)	Performance in Fiscal 2007
Record Date	September 30, 2007	Same as on left	September 30, 2006
Dividend per Share of Common Stock (yen)	22	20	30
Total Amount of Dividends (million yen)	39,921	—	54,710
Effective Date	November 26, 2007	—	November 27, 2006
Resource for Dividend	Retained Earnings	—	Retained Earnings

2.	Details of the Revised Dividend Payments

	Dividends Per Share (yen)
Record Date	The End of First Quarter	The End of Second Quarter (Interim)	The End of Third Quarter	Year-end	Total
Latest Dividend Forecast (Announced on July 25, 2007)	20	20	20	20	80
Projected Dividends	—	—	22	22	86
Performance in Fiscal 2008	20	22	—	—
Performance in Fiscal 2007	—	30	17	20	67

Note: The Company has made quarterly dividend payments since the third quarter in the fiscal year ended March 31, 2007.

3.	The basis for revising the projected dividends for the fiscal year ending March 31, 2008 which was announced on July 25, 2007

The Company considers the redistribution of profits to its shareholders to be one of the most important management issues, and makes distributions after taking into account its long-term consolidated earnings performance. The Company resolved that ¥22 of the quarterly dividend payment per share of common stock for the second quarter is expected to be paid considering its consolidated financial results for the fiscal six months ended September 30, 2007 and its forecast for consolidated financial results for the fiscal year ending March 31, 2008. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2008 that was announced on April 25, 2007.

[Translation]

October 25, 2007

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Application to Delist From Nagoya Stock Exchange,

Fukuoka Stock Exchange and Sapporo Securities Exchange

Honda Motor Co., Ltd., (the “Company”), at its Board of Directors meeting held on October 25, 2007, resolved to apply for delisting of its ordinary shares at the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange.

Particulars

1. Reasons for Applying for Delisting from Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Securities Exchange

The trading volume of the shares on the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange has been extremely low. The Company believes that delisting from the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange would not substantially affect the Company’s shareholders and investors.

2. Schedule

The applications for delisting the Company’s shares will be made to the Nagoya Stock Exchange, the Fukuoka Stock Exchange and the Sapporo Securities Exchange in due course after this announcement. The Company aims to complete the delisting procedures around the end of December 2007.

Reference: Stock Exchanges on Which the Company’s Shares Will Stay Listed

The Tokyo Stock Exchange, the Osaka Securities Exchange, the New York Stock Exchange and the London Stock Exchange.